Exhibit 99.1

Investor Contact:

Darrow Associates, Inc.

Jim Fanucchi, (408) 404-5400

ir@gigoptix.com

GigOptix, Inc. Renews Interest in Acquiring GSI Technology, Inc. for $6.50 Per Share

SAN JOSE, Calif. – June 4, 2015– GigOptix, Inc. (NYSE MKT: GIG) a leading supplier of advanced high speed semiconductor components for use in long-haul, metro, Cloud connectivity, data centers, consumer electronics links and interactive applications, through optical and wireless communications networks, today announced that it had sent the following letter to the board of directors of GSI Technology, Inc. (Nasdaq: GSIT), renewing GigOptix’ proposal to acquire all of the outstanding shares of GSI Technology’s common stock for an aggregate consideration equal to $6.50 per share.

Below is the text of the letter that GigOptix sent to GSI Technology’s board of directors on June 4, 2015:

Board of Directors

GSI Technology, Inc.

1213 Elko Drive

Sunnyvale, CA 94089

Attention: Lee-Lean Shu, President, Chief Executive Officer and Chairman of the Board

Dear Members of the Board:

On August 18, 2014, GigOptix presented to GSI Technology a proposal to acquire all of its outstanding shares of common stock for per share consideration of $6.50. This offer represented a 32% premium to the then share price of GSI Technology. In addition, it represented a 10% premium to the highest price at which the common shares of GSI Technology have traded since GigOptix withdrew its offer on November 14, 2014. During the period from August 18 to November 14, 2014, GSI Technology rebuked all efforts by GigOptix to engage in a direct dialogue.

In May, you announced the settlement of the Cypress Semiconductor litigation. However, it has not been lost on the market that GSI Technology incurred over $30 million in litigation expenses for which the net result was a wash to GSI Technology. This, despite setting unreasonably high expectations for your investors, such as the comment made during a May 2014 presentation at the B. Riley & Company investor conference, “[w]e put in our claim construction for damages recently. Probably not the right venue to talk about it but could be as little as few tens of millions to as high as hundreds of millions.”

From an operating standpoint, we believe GSI Technology results continue to disappoint the investor community. Revenues for GSI Technology’s fiscal year ended March 31, 2015 were down 8.7% from a year earlier. As opposed to what GSI Technology saw for its last fiscal year,

GigOptix experienced 23% revenue growth year-over-year for the quarter ended March 31, 2015. Moreover, GigOptix’ initial guidance for the 2015 fiscal year is that revenue will grow approximately 14% in 2015 over 2014.

I am writing to you again on behalf of the Board of Directors of GigOptix, Inc. to renew our proposal for a business combination of GigOptix and GSI Technology. As we did last August, we believe that our proposal continues to represent a compelling value realization event for your stockholders and that a combination would create significant synergies between our businesses. In light of the economic position of the worldwide telecommunications market and the revenues which GSI Technologies has been reporting, we believe a combination would further enhance our collective product and service offerings, allowing us to strengthen the value proposition that we provide to our customers through a wider range of companion and complementary products and more effectively challenge our respective competitors.

In light of the current set of circumstances, GigOptix believes the stockholders of GSI Technology would be well-served by its Board of Directors giving due consideration to the offer, detailed below, by entering into discussions with GigOptix.

Under our proposal, GigOptix would acquire all of the outstanding shares of GSI Technology common stock for per share consideration of $6.50 consisting of a to-be-determined mix of (i) cash to be paid by GigOptix at the closing of the combination; (ii) shares of GigOptix; and (iii) a special dividend in cash payable by GSI Technology, and conditioned upon the closing of the combination. We expect that the proposed transaction would be completed by the end of 2015. It is anticipated the cash consideration can exceed $6.00 per share.

Our proposal represents about a 26% premium above the closing price of GSI Technology’s common stock of $5.14 on June 2, 2015. In addition, our offer amounts to approximately 3.5 times revenues and 4.0 times GSI Technology’s enterprise value.

As we stated when we withdrew our prior proposal in November 2014, all we have ever sought is the opportunity to discuss the merits of a combination with you. Our proposal is subject to such discussions occurring and resulting in the negotiation of a definitive merger agreement, and receipt of necessary board, stockholder and regulatory approvals, as well as conducting certain limited confirmatory due diligence. We have again received a commitment letter of up to $70 million from Opus Bank to fully finance the cash portion of the consideration from GigOptix, which we would be pleased to share with you when we sit down for discussions.

In addition, because a portion of the aggregate merger consideration would consist of GigOptix common stock, we would provide GSI Technology the opportunity to conduct appropriate limited due diligence with respect to GigOptix.

We have engaged Opus Bank as our financial advisor and Crowell & Moring, LLP as legal counsel to advise us in this transaction. We, our advisors and counsel are ready to meet with you and your advisors at any time to discuss this offer and answer any questions that you or they may have about our offer.

Unless extended, the proposal shall expire on June 19, 2015. We believe this timeline provides GSI Technology’s Board adequate time to consider our proposal and respond accordingly. This letter does not create or constitute any legally binding obligation, liability or commitment by us regarding the proposed transaction, and, other than any confidentiality agreement we may enter into with you, there will be no legally binding agreement between us regarding the proposed transaction unless and until a definitive merger agreement is executed by GigOptix and GSI Technology.

We believe this proposal represents a unique opportunity to create significant value for GSI Technology’s stockholders and employees, and the combined company will be better positioned to provide an enhanced value proposition to customers and stockholders. We hope that you and your Board share our enthusiasm, and we look forward to a favorable reply.

Very truly yours,

Dr. Avi Katz

Founder, CEO & President

Chairman of the Board of Directors

GigOptix, Inc. (NYSE MKT: GIG)

About GigOptix, Inc.

GigOptix, Inc., (NYSE MKT: GIG) is a leading fabless supplier of high-speed semiconductor components that enable end-to-end information streaming over optical and wireless networks. Its products portfolio addresses emerging telecom long-haul and metro applications, datacom cloud and data center connectivity, point-to-point backhaul wireless applications, and interactive interfaces for consumer electronics. GigOptix offers a broad portfolio of high performance MMIC solutions that enable next generation wireless microwave systems up to 90GHz, and drivers and TIAs for 40Gbps, 100Gbps and 400Gbps fiber-optic telecommunications and data-communications networks.

GigOptix also offers a wide range of digital and mixed-signal ASIC solutions in a wide range of technology geometries from 28nm to 0.6um, and enables a complete product life cycle support, from swift introduction of new product through its ASIC SunriseTM program to extension of legacy products through its GigOptix Sunset RescueTM program.

Important Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This material is not a substitute for the prospectus/proxy statement GigOptix and GSI Technology would file with the Securities and Exchange Commission (“SEC”) if an agreement between GigOptix and GSI Technology is reached or any other documents which GigOptix may send to stockholders in connection with the proposed transaction. Investors are urged to read any such documents, when available, because they will contain important information. Such documents would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to GigOptix, 130 Baytech Drive, San Jose, California 95134, Attention: Avi Katz or by e-mail at akatz@gigoptix.com.

GigOptix and its directors, executive officers and other employees may be deemed to be participants in any solicitation of GigOptix or GSI Technology stockholders in connection with the proposed transaction. Information about GigOptix’ directors and executive officers is available in GigOptix’ Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on March 17, 2015, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on October 3, 2014. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including growth, opportunities, continued traction, and the possibility of a combination of GigOptix and GSI Technology and the benefits of such a combination. Such statements contain words such as “will,” and “expect,” or the negative thereof or comparable terminology, and include (without limitation) statements regarding growth, opportunities, continued traction, contracts and improvements.

Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. These risks include, but are not limited to: the ability to consummate a transaction with GSI Technology, including, GigOptix and GSI Technology may not enter into any definitive agreement with respect to the proposed transaction or required regulatory approvals may not be obtained in a timely manner, if at all; if a transaction is consummated, the ability to realize the anticipated benefits of the proposed transaction, the ability to successfully integrate the two companies, or that the integration of GSI Technology’s operations with GigOptix may be materially delayed or may be more costly or difficult than expected; that the proposed transaction would materially increase leverage and debt service obligations, including the effect of certain covenants in any new borrowing agreements; the ability to extend product offerings into new areas or products, the ability to move product sales to production levels, the ability to cross-sell to new clients and to diversify, the success of product sales in new markets or of recently acquired or produced product offerings, including bundled product solutions, the ability to improve productivity, and to do so in an efficient manner, the ability to resolve litigation matters, and the ability to pursue and attract other merger and acquisition opportunities. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of GigOptix’ filings with the SEC, and in GigOptix’ other current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to GigOptix as of the date hereof, and GigOptix assumes no obligation to update any forward-looking statement.

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